06005212

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65234

SEC MAIL RECEIVED FEB 2 8 2006 WASH., D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halpern Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 N. E. 29th Avenue, Suite 500
(No. and Street)

Aventura, (City) Florida (State) 33180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Powell 786-528-1402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs, Florida 32714
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halpern Capital, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Nayade Alpizar

Notary Public

Nayade Alpizar
My Commission DD296173
Expires April 10, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 30, 2005

TABLE OF CONTENTS

HALPERN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 822,268
Deposits held by clearing organization	252,320
Receivable from clearing organization	140,993
Receivable from customers	24,462
Furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $76,306	218,402
Other assets	39,436
Total assets	$ 1,497,881
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Deposits held from customers and contractor	$ 40,050
Contractor fees and commissions payable	112,727
Accounts payable and accrued expenses	44,549
Total liabilities	197,326
Stockholders' equity:	
Class A voting common stock, par value $0.01 , 10,000 share authorized, issued and outstanding	100
Class B nonvoting common stock, par value $0.01, 2,000,000 shares authorized, 990,000 issued and outstanding	9,900
Additional paid-in capital	296,495
Retained earnings	994,060
Total stockholders' equity	1,300,555
Total liabilities and stockholders' equity	$ 1,497,881

The accompanying notes are an integral part of these financial statements.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Stockholders'
Halpern Capital, Inc.

I have audited the accompanying statement of financial condition of Halpern Capital, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 13, 2006

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

HALPERN CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Investment banking	$ 2,033,644
Commissions	1,859,171
Research	197,110
Interest and other	39,334
Total revenue	4,129,259
EXPENSES:	
Employee compensation and benefits	1,653,680
Commissions to contractors	1,262,346
Regulatory and clearing fees	223,427
Rent	128,389
Professional fees	62,418
Depreciation and amortization	61,543
Telephone and communications	33,191
Other expenses	133,596
Total expenses	3,558,590
Net income	$ 570,669

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2005	1,000	$1,000	-	$ -	$ 305,495	$ 423,391	$ 729,886
Restructure and issuance of Class B common shares	-	(900)	990,000	9,900	(9,000)	-	-
Net income	-	-	-	-	-	570,669	570,669
Balance, December 31, 2005	1,000	$ 100	990,000	$ 9,900	$ 296,495	$ 994,060	$ 1,300,555

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows form operating activities:	
Net income	$ 570,669
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	61,543
Changes in assets and liabilities:	
Deposit with clearing organizations	(122,752)
Due from clearing broker	202,903
Receivable from customers	(14,462)
Other assets	(8,186)
Securities sold, not yet purchased	(160,362)
Deposits held from customers and contractor	30,564
Contractor fees and commissions payable	112,727
Accounts payable and accrued expenses	(197,251)
Net cash provided by operating activities	475,393
Cash flows from investing activities:	
Purchase of fixed assets	(16,861)
Net cash used in investing activities	(16,861)
Increase in cash during the year	458,532
Cash at the beginning of the year	363,736
Cash at the end of the year	$ 822,268
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Halpern Capital, Inc. (the "Company") was incorporated in the state of Florida on December 27, 2000, and commenced operations as a broker-dealer in July 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company derives its revenue from acting as a placement agent or finder in private placements and from earning commissions on security transactions. The Company clears its securities transactions through Bear Stearns Securities Corp. (the "Clearing Broker") on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Deposit held by clearing broker – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of cash and the Clearing Broker requires a minimum of $250,000 remain in the account. Interest earned is recorded as interest income.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over various estimated useful lives. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Depreciation includes amortization expense for leasehold improvements.

Revenue recognition – Investment banking revenue included fees and commissions earned from obtaining equity and/or debt financing for clients and are recorded when earned. Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred.

Income taxes – The Company elected to be an S corporation effective January 11, 2002. Under this election, the income or loss of the Company is allocated to the respective stockholders and included on their individual returns.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company purchases research information from a company owned by a relative of the President of the Company. The relative is also a Class B stockholder. During the year ended December 31, 2005, the Company paid approximately $239,000 to this company.

4. RECEIVABLE FROM CUSTOMERS

The Company performs research studies on a contractual basis for various financial institutions and this receivable represents amounts owed by such clients.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

		Estimated Economic Life
Computer equipment	$ 38,930	3 years
Leasehold improvements	33,856	5 years
Furniture and equipment	221,922	5 years
	294,708	
Less: accumulated depreciation	(76,306)	
	$ 218,402	

Depreciation recorded for the year ended December 31, 2005 was $61,543.

6. EQUITY

Effective January 1, 2005, the Articles of Incorporation were amended to allow for 10,000 shares of Class A voting shares of common stock with a par value of $0.01. Additionally, the Articles were amendment to allow for 2,000,000 shares of Class B nonvoting common stock with a par value of $0.01. All of the Class A common shares have been issued and 990,000 shares of Class B nonvoting common shares were issued during the year ended December 31, 2005.

7. LEASE OBLIGATION

The Company's offices are located in Aventura, Florida. On March 30, 2004, the Company signed a five year sub-lease agreement with a commencement date of December 2004. The sub-lease agreement is by and between the Company, S. Shapiro Corporation (a company whose president is the wife of the President of the Company) and the landlord. The sub-lease provides for base rent (subject to an annual increase of 3%), plus an operating expense charge.

The Company also has a lease agreement for office space in Jersey City, New Jersey that expires on September 30, 2006. Minimum monthly payments are $2,370 for the lease.

Minimum annual payments (excluding operating expense charges) under the leases as of December 31, 2005, for the remaining four years of the leases are as follows:

2006	$ 150,080
2007	132,613
2008	136,591
2009	140,689
	$ 559,973

Lease expense for the year ended December 31, 2005 was $126,876.

8. CONCENTRATION OF BUSINESS AND CREDIT RISK

A contractor accounted for approximately 24% of the Company's revenue and approximately 72% of the contractor fees paid by the Company during the year ended December 31, 2005.

From time to time the Company may have cash deposits with its bank or its clearing broker that exceed levels insured by the bank and clearing broker. However, management of the Company believes the money to be secure.

10. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2005, the Company's net capital was $1,014,028 as defined by the SEC, which was $914,028 in excess of its minimum net capital requirement of $100,000, which amount was greater than 6 2/3% of aggregate indebtedness ($13,155). The Company's percentage of aggregate indebtedness to net capital was approximately 19.5%. versus the maximum allowable percentage of 1500%.

12. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2005 FOCUS IIA and this audit are shown in the attached required supplemental information to these audited financial statements. An audit adjustment was made to increase the amount of depreciation expense for the year ended December 31, 2005, but it had no effect on the net capital calculations since the adjustment affected non-allowable assets.

REQUIRED SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2005

HALPERN CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Calculation of Net Capital:

Total stockholders' equity qualified for net capital	$ 1,300,555
Adjustments to deduct non-allowable assets:	
Commissions receivable for research	22,000
Rebates receivable	2,462
Prepaid expenses, other receivables and other assets	7,503
Furniture, equipment and leasehold improvements, net	218,402
Deposits	35,990
	286,357
Net capital before haircuts on securities positions	1,014,198
Haircuts on securities positions	170
Net capital	1,014,028
Less: minimum net capital based on the greater of $100,000 or 6 2/3% of aggregate indebtedness ($13,155)	100,000
Net capital in excess of minimum requirement	$ 914,028
Excess net capital at 1000%	$ 994,296

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 1,014,198
Audit adjustments (excluding adjustments that did not effect net capital)	-
Net capital per above	$ 1,014,198

HALPERN CAPITAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

CALCULATION OF AGGREGATE INDEBTEDNESS

Deposits held from customers and contractor	$ 40,050
Commissions and contractor fees payable	112,727
Accounts payable and accrued expenses	44,548
Total aggregate indebtedness	$ 197,325
Percentage of aggregate indebtedness to net capital	19.5%
6 2/3% of aggregate indebtedness	$13,155

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholders
Halpern Capital, Inc.

In planning and performing my audit of the financial statements of Halpern Capital, Inc. (the "Company") for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Retoff, CPA, P.A.

February 13, 2006